

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Kenneth Bosket
Chief Executive Officer
Crown Equity Holdings Inc.
5440 West Sahara, Suite 205
Las Vegas, NV 89146

Re: Crown Equity Holdings Inc.
Amendment No. 2 to Form 10-K
for the Fiscal Year Ended December 31, 2009
Amendment No. 2 to Form 10-Q
for Fiscal Quarter Ended March 31, 2010
Amendment No. 2 Form 10-Q
for Fiscal Quarter Ended June 30, 2010
Amendment No. 2 Form 10-Q
for Fiscal Quarter Ended September 30, 2010
Filed February 2, 2011
File No. 000-29935

Dear Mr. Bosket:

We have reviewed your response letter dated February 1, 2011 and amended filings and have the following comments.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources

1. We note your response to comment two in our letter dated January 11, 2011. You state in your response that only direct material cost is included in cost of revenues. Since you have excluded the cost of services associated with your revenues, please revise the face of your Statement of Operations and line item Cost of revenues to describe what expenses

are represented by this line item, that is, direct material costs. Or, revise to include all of your cost of revenues. Further, please add a note to your financial statements to disclose the types of expenses that you include in the selling, general and administrative expenses line item.

2. We note your response to comment two in our letter dated January 11, 2011 describing the nature of services provided by your contractors. Please confirm to us that you will expand in your disclosure in Management's Discussion and Analysis or Plan of Operation in future filings describing the services provided by your contractors.

Item 11. Executive Compensation

3. We note your response to comment 11 in our letter dated January 11, 2011 and the related revisions in your filing. Please:

- provide the restricted stock information for each of your executive officers in *a separate* table as specified in Item 402(p) of Regulation S-K;
- provide Mr. Onoue's director compensation information in *a separate* table as specified in Item 402(r) of Regulation S-K; and
- specify the aggregate grant date fair value of all restricted stock awards computed in accordance with FASB ASC Topic 718.

Please see Items 402(n)(2)(v) and 402(r)(2)(iii) of Regulation S-K.

Item 13. Exhibits and Reports on Form 8-K

4. We note your response to comment 13 in our letter dated January 11, 2011 and the related revisions in your filing. Please either file exhibits 3.1(i) and 3.1(ii) or incorporate these exhibits by reference by providing the exhibit number and the other filing for these exhibits.

Exhibit 31.1

5. Please file entire amendments and revise your certifications for both Messrs. Bosket and Holden to reference the correct filing in paragraph one. We note that paragraph one of your certification does not specify that the statement refers to an amendment to your Form 10-K. This comment also applies to Exhibits 31.1 filed with your amended Forms 10-Q for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010. For guidance, see the Division of Corporation Finance Compliance & Disclosure Interpretation (Regulation S-K) 246.14, which is available on our website.

Amendment No. 2 to Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Balance Sheets, page 3
Statement of Operations, page 4
Statements of Cash Flows, page 5

6. We note your response to comment six from our letter dated January 11, 2011. As previously requested, please also provide us reconciliation for the period December 31, 2009 to September 30, 2010 for your marketable securities. We may have further comment.

You may contact Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Attorney Advisor, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief